May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brittany Ebbertt, Kathleen Collins, Matthew Derby and Jan Woo

Re:Skydeck Acquisition Corp.

Registration Statement on Form S-1

Filed March 16, 2021, as amended

File No. 333-254347

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Skydeck Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on May 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

as Representative of the Several Underwriters

By:/s/ Peter Castoro

Name: Peter Castoro

Title: Vice President

Morgan Stanley & Co. LLC

as Representative of the Several Underwriters

By:/s/ James Watts

Name: James Watts

Title:   Executive Director

[Signature Page to Acceleration Request Letter]